November 14, 2024

Richard Jordan
Chief Executive Officer
Yuengling's Ice Cream Corp
8910 West 192nd Street, Suite N
Mokena, IL 60448

        Re: Yuengling's Ice Cream Corp
            Form 10-KT for the Fiscal Year Ended December 31, 2023 Filed September 11, 2024
            Amendment No. 1 to Form 8-K Filed April 30, 2024
            File No. 0-55398
Dear Richard Jordan:

        We issued comments to you on the above captioned filings on October 15, 2024. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 29, 2024.

         If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Tony Watson at 202-551-3318 or Angela Lumley at
202-551-3398
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services